EXHIBIT 99.1

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TELEWEST COMMUNICATIONS PLC
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US GAAP FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULT OF OPERATIONS WITH RESPECT TO THE THREE-MONTH PERIOD ENDED MARCH 31, 2003.





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TELEWEST COMMUNICATIONS PLC
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                      PART I: US GAAP FINANCIAL STATEMENTS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


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                                                                                      3 MONTHS    3 MONTHS   3 MONTHS
                                                                                         ENDED       ENDED      ENDED
                                                                                     MARCH 31,   MARCH 31,  MARCH 31,
                                                                                          2003        2003       2002

                                                                                   (IN MILLIONS, EXCEPT PER SHARE DATA)
                                                                                   (note 2)
--------------------------------------------------------------------------------------------------------------------------
REVENUE
  Cable television                                                                     $  125    (pound) 79    (pound)85
  Consumer telephony                                                                      185           117          126
  Internet and other                                                                       41            26           16
                                                                                  ----------------------------------------
TOTAL CONSUMER DIVISION                                                                   351           222          227
  Business Services Division                                                              110            70           66
                                                                                  ----------------------------------------
TOTAL CABLE DIVISION                                                                      461           292          293
  Content Division                                                                         43            27           26
                                                                                  ----------------------------------------
TOTAL REVENUE                                                                             504           319          319
                                                                                  ----------------------------------------
OPERATING COSTS AND EXPENSES
  Consumer programming expenses (including(pound)3m and(pound)4m in 2003
   and 2002, respectively, to related parties)                                             50            32           33
  Business and consumer telephony expenses                                                 81            51           55
  Content expenses                                                                         27            17           16
  Depreciation                                                                            152            96          117
                                                                                  ----------------------------------------
  Cost of sales                                                                           310           196          221
  Selling, general and administrative expenses
                                                                                          191           121          129

                                                                                  ----------------------------------------
                                                                                          501           317          350
                                                                                  ----------------------------------------

                                                                                  ----------------------------------------
OPERATING PROFIT/(LOSS)                                                                     3             2          (31)
                                                                                  ----------------------------------------

OTHER INCOME/(EXPENSE)
  Interest income                                                                           9             6            -
  Interest expense (including amortization of debt discount)                             (197)         (125)        (121)
  Foreign exchange (losses)/gains, net                                                    (75)          (48)          21
  Share of net profits of affiliates                                                        3             2            4
  Other, net                                                                               (2)           (1)           -

                                                                                  ----------------------------------------
LOSS BEFORE INCOME TAXES                                                                 (259)         (164)        (127)

  Income tax benefit                                                                        2             1            2

                                                                                  ----------------------------------------
NET LOSS FOR THE PERIOD                                                                  (257)         (163)        (125)
                                                                                  ========================================

Basic and diluted loss per ordinary share                                              $(0.09) (pound)(0.06)(pound)(0.04)

Weighted average number of ordinary shares - basic and diluted - (millions)             2,874         2,874        2,873


See accompanying notes to the unaudited condensed consolidated financial statements.



                                       1
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------------------------------------------------------
                                                                                        MARCH  31,    MARCH 31,     DEC. 31,
                                                                                              2003         2003         2002
                                                                                                $M     (POUND)M     (POUND)M
                                                                                          (note 2)                   AUDITED
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
  Cash and cash equivalents                                                                 $  616      (pound)      (pound)
                                                                                                            390          390
  Secured cash deposits restricted for more than one year                                       19           12           12
  Trade receivables (net of allowance for doubtful accounts of
   (pound)16m in 2003 and(pound)12m in 2002)                                                   142           90          120

  Other receivables                                                                            140           89           68
  Prepaid expenses                                                                              71           45           27
                                                                                     ----------------------------------------
Total current assets                                                                           988          626          617
  Investments in affiliates, accounted for under the equity method,
    and related receivables                                                                    586          371          376
  Property and equipment (less accumulated depreciation of(pound)3,292m in 2003 and
   (pound)3,196m in  2002)                                                                   4,052        2,566        2,598
  Goodwill (less accumulated amortization of(pound)2,593m in 2003 and 2002)                    706          447          447
  Inventory                                                                                     57           36           28
  Other assets (less accumulated amortization of(pound)97m in 2003
   and(pound)58m in 2002)                                                                       58           37           40

                                                                                     ----------------------------------------
TOTAL ASSETS                                                                                 6,447        4,083        4,106
                                                                                     ========================================

LIABILITIES AND SHAREHOLDERS' FUNDS
  Accounts payable                                                                             240          152          110
  Other liabilities                                                                            897          568          520
  Deferred income                                                                              181          115          111
  Debt repayable within one year                                                             7,398        4,685        3,652
                                                                                     ----------------------------------------
Total current liabilities                                                                    8,716        5,520        4,393
  Deferred tax                                                                                 133           84           85
  Debt                                                                                       1,299          823        1,798
  Capital lease obligations                                                                    302          191          204

                                                                                     ----------------------------------------
TOTAL LIABILITIES                                                                           10,450        6,618        6,480
                                                                                     ----------------------------------------

MINORITY INTERESTS                                                                             (2)          (1)          (1)

SHAREHOLDERS' EQUITY
 Ordinary shares, 10 pence par value;
  4,300 million shares authorized and 2,874 million shares issued and outstanding              453          287          287

 Limited voting convertible ordinary shares, 10 pence par value;
  300 million shares authorized and 82 million shares issued and outstanding                    13            8            8
 Additional paid-in capital                                                                  6,668        4,223        4,223
 Accumulated deficit                                                                       (11,121)      (7,043)      (6,880)
 Accumulated other comprehensive income                                                        (14)          (9)         (11)
                                                                                     ----------------------------------------
TOTAL SHAREHOLDERS' DEFICIT                                                                 (4,001)      (2,534)      (2,373)
                                                                                     ----------------------------------------

                                                                                     ----------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                                  6,447        4,083        4,106
                                                                                     ========================================

See accompanying notes to the unaudited condensed consolidated financial statements.



                                       2
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             3 MONTHS     3 MONTHS     3 MONTHS
                                                                                                ENDED        ENDED        ENDED
                                                                                            MARCH 31,    MARCH 31,    MARCH 31,
                                                                                                 2003         2003         2002
                                                                                                   $M     (POUND)M     (POUND)M
                                                                                             (note 2)
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                                      $ (257)  (pound)(163) (pound)(125)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities
   Depreciation                                                                                  152            96          117
   Amortization of deferred financing costs and issue discount on
    Senior Discount Debentures                                                                    41            26           26
   Deferred tax credit                                                                            (2)           (1)          (2)
   Unrealized losses/(gains) on foreign currency translation                                      75            48          (21)
   Share of net losses of affiliates                                                              (3)           (2)          (4)
   Loss on disposal of assets                                                                      2             1            -

Changes in operating assets and liabilities :
   Change in receivables                                                                          14             9           (4)
   Change in prepaid expenses                                                                    (30)          (19)         (11)
   Change in other assets                                                                        (13)           (8)          (4)
   Change in accounts payable                                                                     62            39           56
   Change in other liabilities                                                                    76            48          (30)

                                                                                           -------------------------------------
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES                                              117            74           (2)
                                                                                           -------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Cash paid for property and equipment                                                         (106)          (67)        (110)
   Additional investments in and loans to affiliates                                               -             -           (1)
   Repayment of loans made to joint ventures (net)                                                10             6           (4)

                                                                                           -------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                                            (96)          (61)        (115)
                                                                                           -------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from borrowings under existing credit facilities                                       -             -          130
   Net proceeds from maturity of forward contracts                                                 -             -           74
   Repayment of other borrowings                                                                   -             -           (1)
   Capital element of finance lease repayments                                                   (21)          (13)          (9)

                                                                                           -------------------------------------
NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES                                              (21)          (13)         194
                                                                                           -------------------------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                          -             -           77

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                                 616           390           14

                                                                                           -------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                       616           390           91
                                                                                           =====================================

See accompanying notes to the unaudited condensed consolidated financial statements.


                                       3
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS OF SHAREHOLDERS' DEFICIT
AND COMPREHENSIVE LOSS

----------------------------------------------------------------------------------------------------------------------------
                                               ORDINARY    LIMITED    ADDITIONAL           OTHER        ACCUMULATED  TOTAL
                                                  SHARES    VOTING      PAID-IN       COMPREHENSIVE       DEFICIT
                                                            SHARES      CAPITAL            LOSS
                                                (POUND)M  (POUND)M     (POUND)M          (POUND)M        (POUND)M  (POUND)M
                                                                                         (note 6)
----------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2002                         287         8        4,223              (11)         (6,880)   (2,373)
                                              ------------------------------------------------------------------------------

Net loss for the period                                -         -            -                 -           (163)     (163)

Current period increase in fair value of

  Derivative instruments, (net)                        -         -            -                 2               -        2

                                              ------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME/(LOSS)                      -         -            -                 2           (163)     (161)
                                              ------------------------------------------------------------------------------


                                              ------------------------------------------------------------------------------
BALANCE AT MARCH 31, 2003                            287         8        4,223               (9)         (7,043)   (2,534)

                                              ==============================================================================


See accompanying notes to the unaudited condensed consolidated financial statements.


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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.         PRINCIPAL ACTIVITIES

         The principal activities of Telewest Communications plc and its consolidated subsidiaries (`Telewest', the `Company, `we', `our', and `us') are the provision of voice, video, data and internet services across multiple platforms and the supply of content and services to the United Kingdom (`UK') pay-television broadcasting market.

2.         BASIS OF PRESENTATION

         The unaudited, condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (`US GAAP'). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         The condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission (`SEC') on June 30, 2003. In the opinion of the Company's management, the accompanying unaudited condensed consolidated financial statements have been prepared on a basis substantially consistent with the audited financial statements and contain adjustments, all of which are of a normal recurring nature to present fairly its financial position as of March 31, 2003 and its results of operations and cash flows for the three-month periods ended March 31, 2003 and 2002. Interim results are not necessarily indicative of results for the financial year.

         The economic environment in which Telewest operates is the UK, and hence its reporting currency is sterling ((pound)). Certain financial information as of and for the three-month period ended March 31, 2003 has been translated into US dollars ($), with such US dollar amounts being unaudited and presented solely for the convenience of the reader, at the rate of $1.5790 = (pound)1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on Monday March 31, 2003. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.

         The unaudited, condensed consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries (the `Group'). All significant inter-company accounts have been eliminated upon consolidation.

         These financial statements have been prepared on a going concern basis and do not include any adjustments that would arise as a result of the going concern basis of preparation being inappropriate. As previously announced, the Company is in discussions with its bondholders and other major stakeholders with regard to a Financial Restructuring (see below) of its balance sheet as the directors consider that the Company will not be able to meet all of its debts as they fall due. However, the Board of Directors has confidence in the successful conclusion of the Financial Restructuring (and any required amendments to the Senior Secured Facility) and, together with and on the basis of cash flow information that they have prepared, the directors consider the Group will continue to operate as a going concern for a period of at least 12 months from July 31, 2003, the date of issuance of our Interim Report for 2003. Any restructuring will require the approval of our bankers and various stakeholders. Inherently, there can be no certainty in relation to any of these matters.

3.      FINANCIAL RESTRUCTURING

       On September 30, 2002 we announced that we had reached a non-binding preliminary agreement relating to a restructuring of our balance sheet with an ad hoc committee of our bondholders (the `Bondholder Committee'). That agreement provided for the cancellation of all outstanding notes and debentures (the `Notes') (approximately (pound)3.5 billion) and certain other unsecured foreign exchange hedge contracts (the `Hedge Contracts') (approximately (pound)33 million) in exchange for new ordinary shares (the `New Shares') representing 97% of our issued share capital immediately after the Financial Restructuring. Under that agreement our current ordinary shareholders would have received the remaining 3% of our issued ordinary share capital.

       We also announced on September 30, 2002 that we were deferring payment of interest under certain of our Notes and the amounts due as a result of the settlement of the Hedge Contracts. Such non-payment continues and has resulted in defaults under our Existing Facility and a number of other financing arrangements. Based on one such default, in respect of non-payment of approximately (pound)10.5 million to a Hedge Contract counter-party, that


                                       5
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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NOTES TO THE UNAUDITED CONDENDSED CONSOLIDATED FINANCIAL STATEMENTS

counter-party has filed a petition with a UK Court to wind us up. We intend to deal with this claim as part of the overall restructuring of our unsecured debt obligations and do not believe that the legal action will significantly delay or impede the Financial Restructuring process. We expect to meet our obligations to our suppliers and trade creditors and this legal action is expected to have no impact on customer service.

         On January 15, 2003, we announced that we had reached a non-binding agreement with respect to the terms of amended and restated credit facilities with both the steering committee of our Senior Lenders and the Bondholder Committee. In addition, the terms of these facilities had received credit committee approval, subject to documentation and certain other issues, from all of our Senior Lenders, save for those banks which are also creditors by virtue of the unsecured Hedge Contracts with which we will deal in the overall Financial Restructuring. These amended facilities will replace the Existing Facility and are, as noted above, conditional on various matters, including the satisfactory finalization of arrangements for dealing with foreign exchange creditors and the completion of our balance sheet restructuring. These amended credit facilities will provide us with substantial liquidity, which is expected to be sufficient to see us through to cash flow positive after completion of the Financial Restructuring.

       On March 14, 2003, we notified the Senior Lenders that, as a result of two non-recurring items, the VAT decision (see our 20-F, Item 5. Operating and Financial Review and Prospects -- Operating Results -- Results of Operations --Years ended December 31, 2001 and 2002 -- Revenue) and legal and professional costs associated with the Financial Restructuring, and their impact on our net operating cash flow, we would breach certain financial covenants under our bank facility in respect of the quarter ended December 31, 2002. On May 16, 2003, we further notified the Senior Lenders that we were in breach of the financial covenants for the quarter ended March 31, 2003 due to continuing fees paid in connection with the Financial Restructuring and the tightening of covenants.

        On June 9, 2003, we announced that we had been notified by the Bondholder Committee that, in order to obtain the support of certain of our bondholders, the Bondholder Committee had requested certain changes to the economic and other terms of the preliminary non-binding agreement relating to our Financial Restructuring with the Bondholder Committee, as announced on September 30, 2002,

        On June 17, 2003, representatives of the Bondholder Committee provided us with a new proposal for the terms of the Financial Restructuring.

       On July 28, 2003, we announced that we expected the final terms of the Financial Restructuring to provide that ordinary shareholders will receive 1.5% of the issued share capital immediately following the Financial Restructuring.

       We continue to engage in negotiations with our bondholders, Senior Lenders and certain other major stakeholders and the directors believe that a final agreement will be achieved in due course.

 4.     SEGMENTAL INFORMATION

         The Company applies Statement of Financial Accounting Standard No. 131 (`SFAS 131'), Disclosures about Segments of an Enterprise and Related Information. SFAS 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision-making group is the board of directors. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services in different markets. We operate in two main segments:
 Cable and Content. The Cable segment of our business can be subdivided, for revenue purposes only, between four product ranges: Cable Television, Consumer Telephony, Internet and other, and Business Services. The Internet and other unit comprises internet sales and, in 2002, sales of cable publications. The Content segment provides entertainment content, interactive and transactional services to the UK pay-television broadcasting market.

         The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in our financial statements.


                                       6
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

         The following table presents summarized financial information relating to the reportable segments for the three-month periods ended March 31, 2003 and 2002, respectively:








UNAUDITED SEGMENTAL INFORMATION

                                       7
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------------------------------------------
                                                             3 MONTHS ENDED    3 MONTHS ENDED     3 MONTHS ENDED
                                                              MARCH 31, 2003    MARCH 31, 2003     MARCH 31, 2002
                                                                (note 2)
                                                                                (IN MILLIONS)
--------------------------------------------------------------------------------------------------------------------
CABLE
--------------------------------------------------------------------------------------------------------------------
Cable television                                                    $   125       (pound)    79       (pound)    85
Consumer telephony                                                      185                 117                 126
Internet and other                                                       41                  26                  16
                                                  ------------------------------------------------------------------
Total Consumer Division                                                 351                 222                 227
Business Services Division                                              110                  70                  66
                                                  ------------------------------------------------------------------
THIRD PARTY REVENUE                                                     461                 292                 293
Operating costs and expenses                                           (308)               (195)               (206)
Depreciation                                                           (147)                (93)               (115)
                                                  ------------------------------------------------------------------
OPERATING PROFIT/(LOSS)                                                   6                   4                (28)
                                                  ==================================================================
Share of net profits of affiliates                                        -                   -                   -
Investment in affiliates                                                  5                   3                   3
Additions to property & equipment                                       103                  65                 123
Goodwill                                                                483                 306               1,322
Total assets                                                          5,479               3,470               5,191
--------------------------------------------------------------------------------------------------------------------

CONTENT
--------------------------------------------------------------------------------------------------------------------
Content Division                                                         47                  30                  29
Inter-segmental *                                                        (4)                 (3)                 (3)
                                                  ------------------------------------------------------------------
THIRD PARTY REVENUE                                                      43                  27                  26
Operating costs and expenses                                            (41)                (26)                (27)
Depreciation                                                             (5)                 (3)                 (2)
                                                  ------------------------------------------------------------------
OPERATING LOSS                                                           (3)                 (2)                 (3)
                                                  ==================================================================
Share of net profits of affiliates                                        3                   2                   4
Investments in affiliates                                               581                 368                 550
Additions to property & equipment                                         -                   -                   1
Goodwill                                                                223                 141                 570
Total assets                                                            968                 613               1,251
--------------------------------------------------------------------------------------------------------------------
TOTAL
--------------------------------------------------------------------------------------------------------------------
Cable television                                                        125                  79                  85
Consumer telephony                                                      185                 117                 126
Internet and other                                                       41                  26                  16
                                                  ------------------------------------------------------------------
Total Consumer Division                                                 351                 222                 227
Business Services Division                                              110                  70                  66
                                                  ------------------------------------------------------------------
Total Cable Division                                                    461                 292                 293
Content Division                                                         47                  30                  29
Inter-segmental *                                                        (4)                 (3)                 (3)
                                                  ------------------------------------------------------------------
TOTAL REVENUE                                                           504                 319                 319
Operating costs and expenses                                           (349)               (221)               (233)
Depreciation                                                           (152)                (96)               (117)
                                                  ------------------------------------------------------------------
OPERATING PROFIT/( LOSS)                                                  3                   2                (31)
Other expense                                                          (262)               (166)                (96)
Income tax benefit                                                        2                   1                   2
                                                  ------------------------------------------------------------------
NET LOSS                                                               (257)               (163)               (125)
                                                  ==================================================================
Share of net profits of affiliates                                        3                   2                   4
Investments in affiliates                                               586                 371                 553
Additions to property & equipment                                       103                  65                 124
Goodwill                                                                706                 447               1,892
Total assets                                                          6,447               4,083               6,442
--------------------------------------------------------------------------------------------------------------------
  * Inter-segmental revenues are revenues from sales in our Content Division which are costs in our Cable Division and are eliminated on consolidation.

                                       8
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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NOTES TO THE UNAUDITED CONDENDSED CONSOLIDATED FINANCIAL STATEMENTS

5. SHARE-BASED COMPENSATION COST

         As permitted under SFAS 123, Accounting for Stock-Based Compensation, share-based compensation cost for employee share options is measured and expensed over the period of the performance for such options under Accounting for Stock Issued to Employees (`APB 25'), as the excess, if any, of the quoted market price of a company's shares over the amount an employee must pay to acquire the shares. During the three-month periods ended March 31, 2003 and 2002 the Company's share price continued to decrease, and no compensation charge resulted during either period.

         An amendment to SFAS 123, SFAS 148 Accounting for Stock Based Compensation - Transition and Disclosure, was effective for the Group for the year ended December 31, 2002. SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results and that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The Group has adopted the disclosure provisions of the Statement in these financial statements. The Group has not adopted the fair value based method of accounting for stock-based employee compensation and still accounts for these in accordance with APB 25.

         Following the adoption of SFAS 148 (and the non-adoption of the fair value provisions), the Group is obliged to report the effect, on its net loss and basic and diluted loss per share, of compensation costs for share option grants and awards under the Group's various share option schemes as determined based on their fair value at the date of grant, consistent with the method prescribed by SFAS 123. During the three-month period ended March 31, 2003 no options or awards were granted over any ordinary shares of the Company. Compensation costs based on fair value at the date of grant for all options and awards granted in previous periods were fully expensed by December 31, 2002, accordingly there is no further charge or credit necessary and the net loss and basic and diluted loss per share for the three-month period ended March 31, 2003 are not affected.

 6. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

         At January 1, 2001 the Company adopted SFAS 133 Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137 and 138. SFAS 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition at fair value of all derivative instruments as assets or liabilities in the Company's balance sheet. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated a hedge and if so, the type of hedge and its effectiveness as a hedge.

        For derivatives, which are not designated as hedges, changes in fair value are recorded immediately in earnings.

       For derivatives designated as cash flow hedges, changes in fair value on the effective portion of a hedge are recorded within Other Comprehensive Income (`OCI') until the hedged transaction occurs and are then recorded within earnings. Changes in the ineffective portion of a hedge are recorded immediately in earnings. For derivatives designated as fair value hedges, changes in fair value are recorded immediately in earnings. We have not, however, had any fair value hedges since the adoption of SFAS 133.

         We discontinue hedge accounting for derivative financial instruments when it is determined that the derivative instrument is no longer effective in offsetting changes in the cash flows of the hedged item; the derivative instrument expires or is sold; the derivative instrument is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur; a hedged firm commitment no longer meets the definition of a firm commitment; or our management determines that designation of the derivative instrument as a hedging instrument is no longer appropriate.



                                       9
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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NOTES TO THE UNAUDITED CONDENDSED CONSOLIDATED FINANCIAL STATEMENTS

       The Company hedges some of its interest rate risk on its Senior Secured facility through the use of interest rate swaps. The Company also historically hedged some of its foreign currency risk through the use of forward foreign exchange contracts and foreign currency swaps. The Company, in response to fluctuations in the sterling/ US dollar exchange rate, terminated its interest rate hedging arrangements. The purpose of the derivative instruments is to provide a measure of stability over the Company's exposure to movements in interest rates and the sterling/ US dollar exchange rate. The majority of the Company's derivative instruments are designated as cash flow hedges.

7.          RECENT DEVELOPMENTS

       On June 9, 2003, we announced that we had been notified by the Bondholder Committee that, in order to obtain the support of certain of our bondholders, the Bondholder Committee had requested certain changes to the economic and other terms of the preliminary non-binding agreement relating to our Financial Restructuring with the Bondholder Committee, as announced on September 30, 2002,

       On June 17, 2003, representatives of the Bondholder Committee provided us with a new proposal for the terms of the Financial Restructuring.

       On June 27, 2003 a High Court judgment was delivered against those mobile telephone operators who had appealed decisions of Oftel and the Competition Commission in the area of mobile call termination/interconnect rates. Following this judgment and the initial mobile interconnect rate cuts of July 25, 2003, we are considering retail price changes for calls from our network to mobiles with the intent of passing the benefits to our customers whilst stimulating call usage.

        On July 8, 2003, we sold our Indirect Access (`IDA') telephony business for approximately (pound)2 million. We acquired this business as part of our acquisition of Eurobell PLC in November 2000. IDA revenues were (pound)9 million in 2002 and (pound)4 million in the six-month period ended June 30, 2003. (IDA customers have never been included in our reported customer numbers).

        On July 28, 2003, we announced that we expected the final terms of the Financial Restructuring to provide that ordinary shareholders will receive 1.5% of the issued share capital immediately following the Financial Restructuring.

8.           COMMITMENTS AND CONTINGENCIES

        Other than as set forth below, neither Telewest nor any other member of the Telewest Group is or has been engaged in any legal or arbitration proceedings, nor are any such proceedings pending or threatened by or against it, which may have, or have had during the 12 months preceding the date hereof, a significant effect on the Telewest Group's financial position.

        A dispute between Telewest Communications Group Limited, Telewest Communications (Publications) Limited and the Commissioners of Customs and Excise over the VAT status of Cable Guide and Zap magazines, was heard between October 21 and October 25, 2002, in respect of which judgment was passed down on January 21, 2003 which resulted in the provision of (pound)16 million against revenue in our consolidated financial statements for the year ended December 31, 2002. The exceptional item arose in respect of VAT payable in the period from January 2000 to July 2002. Our magazines ceased publication towards the end of the year 2002. Therefore, the exceptional item represented the full extent of our VAT liability in respect of our magazine operations. The VAT tribunal held that our arrangements to protect the zero-rated VAT status of Cable Guide and Zap magazines could, in principle, be effective in creating a separate supply by Telewest Communications (Publications) Limited, which was not ancillary to the supply of pay-television services. However, in practice, the steps taken by us were insufficient to make the arrangements effective. We have appealed this decision which is expected to be heard in the High Court in November 2003.

        On October 29, 2002, following non-payment of our obligations under certain foreign exchange contracts, Credit Agricole Indosuez presented a winding-up petition against us (in respect of a debt of approximately (pound)10 million). On or about October 31, 2002 The Royal Bank of Scotland plc served a notice in support of the petition. On June 5, 2003, The Huff Alternative Fund LP, also served a notice in support of the winding-up petition. At the initial hearing of the petition, it was adjourned until January 29, 2003, when it was adjourned further. The winding-up petition has not yet been listed for hearing, and as far as we are aware Credit Agricole Indosuez has not taken any further


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NOTES TO THE UNAUDITED CONDENDSED CONSOLIDATED FINANCIAL STATEMENTS

steps to list it. We have obtained several orders under Section 127 of the UK Insolvency Act 1986, to enable us to continue to make certain payments without the risk of those payments subsequently being declared void as a result of the presentation of the winding-up petition.

       On April 24, 2003, process was filed in the Supreme Court of the State of New York in relation to an action brought by Eximius Capital Funding, Ltd. (`Eximius') against Telewest to recover the principal and interest and other payments due in respect of certain of our Notes. We have been informed that W.R. Huff Asset Management Co., L.L.C. (`Huff') is an adviser to Eximius but that Eximius is not a member of the same group of companies as Huff. Telewest has moved to dismiss Eximius' complaint principally on the grounds that, under the terms of the indentures governing the Notes, Eximius has no standing to bring the claims alleged in its complaint and has also failed to state legally sufficient claims.

       On May 12, 2003, process was filed in the Supreme Court of the State of New York in relation to a further action brought by Eximius against, inter alia, Telewest, Liberty Media Corporation, our Directors and certain of our former Directors (collectively, the `Defendants') in respect of an alleged breach of fiduciary duty and other alleged wrongful conduct by the Defendants in relation to a potential restructuring of our balance sheet. On June 9, 2003, Eximius moved to amend and supplement the complaint to add IDT Corporation and certain alleged affiliates of IDT as defendants. The Defendants' time to answer, move or otherwise respond to the action has not yet expired.

       On or about June 12, 2003, the United States District Court for the Southern District of New York agreed to allow Huff and certain other holders of our Notes to amend a complaint originally filed against, inter alia, Liberty Media Corporation relating to the tender offer by Liberty TWSTY Bonds, Inc. for certain of our Notes. The amended complaint adds the Defendants as parties. The amended action alleges violations of Rule 10b-5 under the Securities Exchange Act of 1934 and common law fraud by, among others, Liberty Media Corporation and the Defendants arising from certain statements in 2001 and early 2002. The Defendants' time to answer, move or otherwise respond to the action has not yet expired.




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      PART II: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

           Set forth below is a discussion of our financial condition and results of operations for the three-month periods ended March 31, 2002 and 2003 based upon financial information prepared in accordance with US GAAP.

           References in this discussion to the `Group,' `we,' `us,' and `our,' are to Telewest and its consolidated subsidiaries as at, or for, the specified date or period.

CRITICAL ACCOUNTING POLICIES

           There have been no changes to our critical accounting policies since December 31, 2002, as reported in our Form 20-F filed with the SEC on June 30, 2003.

RESULTS OF OPERATIONS

           THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2003

           We operate in two main segments: Cable and Content. The Cable segment of our business is subdivided, for revenue purposes only, into four units: Cable Television, Consumer Telephony, Internet and other, and Business Services. The Content segment provides entertainment, content, interactive and transactional services to the UK pay-TV broadcasting market.

           Our consolidated revenue remained flat at (pound)319 million for both the three-month period ended March 31, 2002 and for the three-month period ended March 31, 2003. Increases in our Business Services Division and Content Division were offset by reduced revenues from our Consumer Division, where, despite a 62.5% increase in internet and other revenues, cable television and consumer telephony revenues decreased by 7.1% mainly due to customer losses as we continue to focus on more cash generative and profitable customers. We recorded an operating profit of (pound)2 million for the three-month period ended March 31, 2003, compared with an operating loss of (pound)31 million for the three-month period ended March 31, 2002.

           CABLE SEGMENT

           REVENUE

           CONSUMER DIVISION

           Consumer Division revenue represents a combination of cable television (`CATV') revenue, consumer cable telephony revenue, and internet and other income.

           Our Consumer Division revenue decreased by (pound)5 million or 2.2% from (pound)227 million for the three-month period ended March 31, 2002 to (pound)222 million for the three-month period ended March 31, 2003. This decrease was due to decreases of 7.1% in our combined CATV and consumer telephony revenues partially offset by an increase of 62.5% in our internet and other income. Consumer revenues were also impacted by the closure, towards the end of 2002, of Cable Guide, our TV listings magazine which contributed (pound)2 million of revenues in the three-month period ended March 31, 2002.

           Average monthly revenue per subscriber increased by (pound)0.35 or 0.8% from (pound)41.48 for the three-month period ended March 31, 2002 to (pound)41.83 for the three-month period ended March 31, 2003. This increase is attributable to an increase in dual or triple penetration (i.e. the proportion of homes subscribing to at least two of our CATV, residential telephony and broadband internet services), continued analogue to digital migration and selected retail price increases in our CATV and residential telephony services in April 2002 and March 2003, offset in part by a decrease in second line penetration and lower call volumes in residential telephony. Dual or triple penetration, which results from the continued market acceptance of combined CATV, telephony and broadband internet packages, grew by 0.3 percentage points to 70.2% at March 31, 2003 from 69.9% at March 31, 2002. This is primarily a result of an increase in the number of subscribers to our broadband internet services offset in part by increased product churn for CATV, telephony and dial-up internet services, as described below. As at March 31, 2003, our `triple play' customers totalled 206,950 and accounted for 11.9% of our total customer base compared with 89,794 customers and 5.0% as at March 31, 2002.


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           Total customer homes connected decreased by 39,767 or 2.2% from
1,783,489 at March 31, 2002 to 1,743,722 at March 31, 2003 mainly as a result of the continued effect of the selected price rises described below and the more rigorous enforcement of our installation fee collection and disconnection policies in line with our objective of focusing on more cash generative customers, offset by new subscribers to our products, particularly our broadband internet services. Accordingly, overall household penetration also decreased by
0.7 percentage points from 37.9% at March 31, 2002 to 37.2% at March 31, 2003.

           The competitive nature of the markets in which the Consumer Division operates will continue to restrict our ability to increase retail prices. Nevertheless, following price rises by our competitors, we introduced selected price rises across our CATV, telephony and dial-up internet product range in April 2002 and March 2003. Customer growth was impacted by these price rises and the tightening of our credit control policy as we focus on more cash generative customers. We plan a return to customer growth in the second half of 2003 as we reduce churn and continue to market and enhance our digital TV and `triple play' products. We believe that our bundled offerings still remain competitive when compared with those offered by other operators.

           The focus on more cash generative customers has improved the profile of our customer base as:

o `triple play' customers increased by 23,807 in the three-month period ended March 31, 2003,

o `triple play' customers account for 11.9% of our customer base at March 31, 2003 compared to 5.0% at March 31, 2002,

o 23.8% of our telephony customer base now take our higher average monthly revenue earning flat rate telephony products,

o 69.7% of our CATV customer base now take our higher average monthly revenue earning digital TV, and

o household churn in the twelve-month period ended March 31, 2003 was 17.6%, down from 18.2% in the twelve-month period ended December 31, 2002.

           CATV REVENUE

           CATV revenue decreased by (pound)6 million or 7.1% from (pound)85 million for the three-month period ended March 31, 2002 to (pound)79 million for the three-month period ended March 31, 2003. The decrease was principally attributable to our focus on cash generation and profitable customers rather than pursuing overall subscriber growth, which resulted in increased churn and an associated reduction in CATV subscribers, offset in part by higher average monthly revenues per subscriber.

           Our digital television services have now been rolled out in all franchise areas, excluding our Eurobell South-East areas and our Cabletime areas. As a result of this substantially completed roll-out, our CATV customers continue to migrate from our analogue services to our digital services, where they generate higher monthly revenues. As at March 31, 2003 we had an installed base of 887,306 digital subscribers, an increase of 94,743 or 12.0% compared with 792,563 as at March 31, 2002. At March 31, 2003, 69.7% and 30.3% of
customer homes connected subscribed to digital and analogue TV services, respectively. This compares with 58.4% and 41.6%, respectively, at March 31, 2002. Notwithstanding the above, the migration of analogue customers to digital has slowed during the twelve-month period ended March 31, 2003 compared with the twelve-month period ended March 31, 2002; a trend that we expect to continue during the rest of 2003. This results from our increased focus on cash and cost control, including reduced marketing activity in respect of our digital CATV services.

           As noted above, we have shifted our focus from one of subscriber acquisition to one which focuses on cash generative products, services and customers. As part of this focus we have:

     o discontinued active marketing of our Entry TV package to new subscribers during the three-month period ended March 31, 2003;

     o required new subscribers to TV as a stand-alone product to take our top-tier basic package, Supreme;

     o withdrawn the Essential Plus package for new subscribers to encourage customers to take the full Supreme package; and

     o during the three-month period ended March 31, 2003, put through a significant price rise to some of our analogue customers.


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           Average monthly revenue from our digital CATV subscribers was
(pound)21.99 for the three-month period ended March 31, 2003 compared with (pound)17.34 from our analogue subscribers for the same period. More of our digital TV customers take higher priced services than our analogue TV customers.

           In April 2002 and March 2003 we implemented selected CATV price increases which had a positive impact on average monthly revenue per CATV subscriber, but also resulted in a decline in total subscribers (as discussed further below).

           Total CATV subscribers connected decreased by 84,655 or 6.2% from 1,358,200 at March 31, 2002 to 1,273,545 at March 31, 2003 largely as a result of higher churn rates experienced following the price increases described above.

           During the three-month period ended March 31, 2003, we experienced a fall in the amount of premium programming purchased by our subscribers. Our `premium-to-basic' ratio (which measures units of premium programming as a percentage of our basic TV subscriber base) fell from 73% at March 31, 2002 to approximately 71% at March 31, 2003. Although this decrease in the purchase of premium programming negatively impacts average monthly revenue per subscriber, it also has the effect of decreasing the costs associated with our purchase of that premium programming which therefore results in higher percentage margins for our CATV products.

           Average monthly revenue per CATV subscriber (combined digital and analogue), decreased marginally by (pound)0.30 or 1.4% from (pound)20.80 for the three-month period ended March 31, 2002 to (pound)20.50 for the three-month period ended March 31, 2003 due to the decrease in the amount of premium programming purchased by our subscribers offset by the migration of our subscriber base from analogue to digital and selected price rises (each as discussed above).

           Average monthly revenue for digital CATV subscribers declined by (pound)0.92 or 4.0% from (pound)22.91 for the three-month period ended March 31, 2002 to (pound)21.99 for the three-month period ended March 31, 2003. This resulted principally from the change in the mix between premium and basic packages described above. For example, approximately 75% of our digital TV subscribers during the three-month period ended March 31, 2003 took `basic only' packages compared to approximately 74% of subscribers during the three-month period ended March 31, 2002, and the digital `premium-to-basic' ratio fell from approximately 79% at March 31, 2002 to approximately 78% at March 31, 2003.

           Product penetration decreased by 1.7 percentage points from 28.9% at March 31, 2002 to 27.2% at March 31, 2003 principally as a result of the higher average CATV subscriber churn which increased 2.7 percentage points from 19.1% in the twelve-month period ended March 31, 2002 to 21.8% in the twelve-month period ended March 31, 2003. This resulted principally from the selected price increases described above.

           CONSUMER TELEPHONY REVENUE

           Consumer telephony revenue decreased by (pound)9 million or 7.1% from (pound)126 million for the three-month period ended March 31, 2002 to (pound)117 million for the three-month period ended March 31, 2003. The decrease in consumer telephony revenue was primarily due to reductions in telephone usage (as reflected by a decrease in average monthly revenues per subscriber and the total number of telephony subscribers) partially offset by increased revenues from our Talk Unlimited customers.

           Average monthly revenue per line decreased by (pound)0.74 or 3.2% from (pound)23.23 for the three-month period ended March 31, 2002 to (pound)22.49 for the three-month period ended March 31, 2003, and average monthly revenue per subscriber decreased by (pound)1.39 or 5.5% from (pound)25.27 for the three-month period ended March 31, 2002 to (pound)23.88 for the three-month period ended March 31, 2003. The benefit of selected price increases and the continued success of our un-metered telephony product, Talk Unlimited, was more than offset by declining call volumes, principally as a result of the substitution of mobile calls for fixed line calls, the continuing migration of dial-up internet subscribers to broadband internet (which decreases second line penetration) and the transfer of the dial-up minutes of a large ISP's subscribers to a flat rate access regime provided by our Carrier Services Unit.


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           Talk Unlimited is a 24-hour, 7 day-a-week fixed-fee residential telephony package with unlimited local and national calls (excluding calls to non-geographic, premium rate and mobile telephone numbers) in the UK and accounted for 381,620 subscribers or 23.8% of our total telephony subscribers at March 31, 2003 an increase of 129,119 from 252,501 subscribers at March 31, 2002. This service, charged at a flat rate of (pound)26.00 per month on a stand-alone basis, or (pound)34.50 to (pound)41.50 per month including a digital television package, is successful in attracting new customers to our services, and generates higher average revenues per customer from existing subscribers who migrate from our standard metered telephony services, 3-2-1. Talk Unlimited is available in all of our franchise areas.

           At the beginning of 2003, we expanded our flat rate telephony service by launching Talk Evenings and Weekends, a telephony service offering unlimited local and national evening and weekend calls to anywhere in the UK (including line rental) and on March 1, 2003 we introduced Talk International, which offers reduced rates to all international destinations, each for a flat monthly rate. We are also improving the value for our telephony consumers by offering free voicemail.

           The number of residential telephony subscribers decreased by 33,909 or 2.1% from 1,635,515 at March 31, 2002 to 1,601,606 at March 31, 2003. The
number of residential lines decreased by 75,783 or 4.3% from 1,772,266 at March 31, 2002 to 1,696,483 at March 31, 2003. The decrease in the number of residential telephony subscribers resulted principally from an increase in customer churn following price rises in April 2002 offset in part by the impact of the increased penetration of our Talk Unlimited product. The decrease in the number of residential telephony lines resulted primarily from a decrease in second lines during the year.

           As a result of the selected price rises in April 2002 and March 2003, the average residential telephony subscriber churn increased marginally by 0.7 percentage points from 16.2% for the twelve-month period ended March 31, 2002 to 16.9% for the twelve-month period ended March 31, 2003.

           Residential telephony product penetration decreased marginally to 34.2% as at March 31, 2003 compared with 34.8% as at March 31, 2002. Second line penetration decreased to 5.9% as at March 31, 2003 from 8.4% as at March 31, 2002, due to the price increases for second lines and the continued migration of dial-up internet subscribers to our blueyonder broadband internet service during the twelve-month period ended March 31, 2003.

           INTERNET AND OTHER REVENUE

           Internet and other revenue, which arises wholly in our Consumer Division, increased by (pound)10 million or 62.5% from (pound)16 million in the three-month period ended March 31, 2002 to (pound)26 million in the three-month period ended March 31, 2003. The increase was due to an increase in internet income by (pound)12 million or 85.7% to (pound)26 million in the three-month period ended March 31, 2003 from (pound)14 million in the three-month period ended March 31, 2002. This increase resulted from an increase in the number of internet subscribers and the continued success of our broadband products.

           At March 31, 2003 we had 571,476 broadband and dial-up internet subscribers in total, compared with 451,007 as at March 31, 2002, an increase of 120,469 or 26.7%.

           Total broadband internet subscribers increased by 173,321 or 137.7% from 125,900 at March 31, 2002 to 299,221 at March 31, 2003. To supplement our minimum standard 512Kb blueyonder broadband service (launched early in 2001), on June 17, 2002, we announced the launch of our new 1Mb blueyonder broadband service. At March 31, 2003 we had 29,878 subscribers to our 1Mb service. Furthermore, on May 12, 2003, following a successful trial with 1,500 customers, we launched a 2Mb blueyonder broadband residential internet service.

           Our blueyonder broadband customers significantly contribute to the growth in our average monthly revenue as 206,950 customers or approximately 69.2% are `triple-play' customers who also take both CATV and telephony services from us and 93% take at least one other product. Broadband is also successful in attracting new customers to Telewest, with approximately 39% of broadband internet installations in the three-month period ended March 31, 2003 being subscribers who are new to Telewest. Blueyonder broadband churn increased in the twelve-month period ended March 31, 2003 from 7.8% to 12.8% as some of our customers, who were initially attracted by promotions, discontinued their service.

           Average monthly revenue for blueyonder broadband decreased from (pound)29.93 for the three-month period ended March 31, 2002 to (pound)22.50 for the three-month period ended March 31, 2003 as installation fees in the


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three-month period ended March 31, 2003 were discounted and as the portion of average monthly revenue per subscriber attributable to installation fees gets spread over a growing subscriber base.

           Dial-up internet subscribers to our blueyonder SurfUnlimited product, which introduces our subscribers to a reliable fixed-fee un-metered service, together with our blueyonder pay-as-you-go metered internet service decreased by 52,852 or 16.3% from 325,107 at March 31, 2002 to 272,255 at March 31, 2003 as
subscribers continued to migrate to our blueyonder broadband service. Approximately 19% of the broadband customers we added during the three-month period ended March 31, 2003 were upgrades from SurfUnlimited. The price of our metered blueyonder pay-as-you-go internet service was raised from 1.5p per minute to 2p as we encourage these subscribers to upgrade to an un-metered service.

           Other revenues, derived from the sales of CATV publications, decreased by (pound)2 million in the three-month period ended March 31, 2002 to (pound)0 million at March 31, 2003 due to cessation of this sales activity in November 2002.

           BUSINESS SERVICES REVENUE

           Business services revenue increased by (pound)4 million or 6.1% from (pound)66 million for the three-month period ended March 31, 2002 to (pound)70 million for the three-month period ended March 31, 2003. This increase resulted from increased revenues from voice and data services from both new and existing customers.

           The increase in revenues from voice and data services resulted primarily from an increase in the number of lines used by our customer accounts. Although business customer accounts decreased by 956 accounts or 1.3% from 73,618 at March 31, 2002 to 72,662 at March 31, 2003, business telephony lines increased by 11,362 lines or 2.5% from 452,122 at March 31, 2002 to 463,484 at March 31, 2003, giving an average of 6.4 business lines per customer account at March 31, 2003 compared with an average of 6.1 business lines per customer account at March 31, 2002.

           Average monthly revenue per business line increased from (pound)41.67 for the three-month period ended March 31, 2002 to (pound)41.81 for the three-month period ended March 31, 2003, principally as a result of increased demand for specialized voice and data services necessary to meet the increasingly complex communications requirements of our business customers.

           Our Carrier Services Unit, which provides our fiber optic National Network to other carriers and operators (for example T-Mobile, a mobile telephone company), contributed (pound)12 million of revenue for the three-month period ended March 31, 2003 compared with (pound)11 million for the corresponding period in 2002.

           CONTENT SEGMENT

           REVENUE

           CONTENT DIVISION REVENUE

           After the elimination of inter-divisional revenues of (pound)3 million for both the three-month periods ended March 31, 2002 and 2003, the net revenue of Flextech, our Content Division, increased by (pound)1 million or 3.8% from (pound)26 million for the three-month period ended March 31, 2002 to (pound)27 million for the three-month period ended March 31, 2003. Before this elimination of inter-divisional trading between Flextech and Telewest, Flextech's revenue increased by (pound)1 million or 3.4% from (pound)29 million for the three-month period ended March 31, 2002 to (pound)30 million for the three-month period ended March 31, 2003. Flextech's increase in net revenue was principally as a result of growth in advertising revenues offset by the disposal of non-core businesses.

           Our Content Division's subscription revenue, including the Content Division's share of UKTV's (our joint venture with BBC Worldwide) subscription revenue, decreased by (pound)1 million or 5.6% from (pound)18 million for the three-month period ended March 31, 2002 to (pound)17 million for the three-month period ended March 31, 2003, principally as a result of a decrease in its share of the revenue of UKTV. This decrease in UKTV revenue resulted primarily from a decrease in the number of homes receiving UKTV programming during 2002, largely as the result of the closure of ITV Digital, offset by subscriber growth at BSkyB. The number of homes receiving programming from our Content Division fell to approximately 9.4 million during the course of 2002 from approximately 10.6


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million at March 31, 2002 but has subsequently increased to approximately 9.9 million at March 31, 2003 as former ITV Digital subscribers have migrated to platforms carrying Flextech programming.

           Advertising revenue, including the Content Division's share of UKTV's advertising revenue, increased by (pound)2 million or 16.1% from (pound)18 million for the three-month period ended March 31, 2002 to (pound)20 million for the three-month period ended March 31, 2003. The Content Division's increased advertising revenue resulted from the relative viewing strength of its channels, despite increased competition in the multichannel market. The Content Division grew its market share with a 4.0% share of the TV advertising market in the UK, up from 3.6% for the three-month period ended March 31, 2002.

           Our share of UKTV's revenue remained flat at (pound)17 million for both the three-month periods ended March 31, 2002 and 2003.

           CABLE AND CONTENT SEGMENTS

           OPERATING COSTS AND EXPENSES

           Our operating costs and expenses before depreciation decreased by (pound)12 million or 5.2% from (pound)233 million for the three-month period ended March 31, 2002 to (pound)221 million for the three-month period ended March 31, 2003, due to reduced consumer programming expenses, business and consumer telephony expenses, and selling, general and administrative expenses, (`SG&A'), partially offset by increased cost of sales at our Content Division.

           Consumer programming expenses decreased by (pound)1 million or 3.0% from (pound)33 million for the three-month period ended March 31, 2002 to (pound)32 million for the three-month period ended March 31, 2003 representing 14.5% of total operating costs before depreciation for the three-month period ended March 31, 2003, compared with 14.2% for the three-month period ended March 31, 2002. Decreased consumer programming expenses were principally the result of lower programming costs resulting from an increase in the number of our television subscribers choosing to subscribe to packages with fewer or no premium channels, and favorable renegotiations of content contracts with certain programmers, offset by increased costs of programming for our digital packages, which have more channels than their analogue counterparts.

           Business and consumer telephony expenses decreased by (pound)4 million or 7.3% from (pound)55 million for the three-month period ended March 31, 2002 to (pound)51 million for the three-month period ended March 31, 2003, representing 23.1% of total operating costs before depreciation for the three-month period ended March 31, 2003, compared with 23.6% for the three-month period ended March 31, 2002. This decrease resulted principally from improved routing of telephony traffic and a reduction in termination rates for certain calls.

           The Content Division's cost of sales increased by (pound)1 million or 6.3% from (pound)16 million for the three-month period ended March 31, 2002 to (pound)17 million for the three-month period ended March 31, 2003, representing 7.7% of total operating costs before depreciation for the three-month period ended March 31, 2003 compared with 6.9% for the three-month period ended March 31, 2002. The Content Division's cost of sales consists principally of amortization costs of programming shown on its TV channels and the costs of advertising sales those channels receive. The Content Division's cost of sales was 56.7% of the Content Division's revenues (including inter-divisional sales to Telewest) for the three-month period ended March 31, 2003 compared with 55.2% on the same basis for the three-month period ended March 31, 2002.

             SG&A which includes, among other items, salary and marketing costs, decreased by (pound)8 million or 6.2% from (pound)129 million for the three-month period ended March 31, 2002 to (pound)121 million for the three-month period ended March 31, 2003. The decrease in SG&A primarily reflects the reductions in payroll costs from decreasing numbers of employees, lower marketing and advertising costs and decreases in other overhead expenses, as we continue to focus on cost control and achieve cost efficiencies across the Group, offset by (pound)3 million of legal and professional costs relating to our Financial Restructuring.

           On May 2, 2002, we announced that we were reducing our staffing levels by approximately 1,500 as part of a Group reorganization. This had been substantially completed by the end of 2002 although a further 100 staff left in the three-month period ended March 31, 2003 at a redundancy cost of (pound)3 million. Headcount now stands at approximately 9,100 compared to 10,650 a year ago. SG&A decreased as a percentage of total operating costs, before depreciation from 55.4% for the three-month period ended March 31, 2002 to 54.8% for the three-month period ended March 31, 2003.


                                       17
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US GAAP ANALYSIS OF FINANCIAL CONDITION AND RESULTS
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           Depreciation expense decreased by (pound)21 million or 18.0% from
(pound)117 million for the three-month period ended March 31, 2002 to (pound)96 million for the three-month period ended March 31, 2003. This decrease is primarily attributable to the decreasing level of capital expenditure over the last 15 months and the charge for impairment of fixed assets (amounting to (pound)841 million) which was recorded in the year ended December 31, 2002.

           OTHER INCOME/(EXPENSE)

           Other expense, net of other income, before taxation, totaled (pound)166 million for the three-month period ended March 31, 2003 and (pound)96 million for the three-month period ended March 31, 2002, an increase of (pound)70 million or 72.9%. This net increase resulted primarily from foreign exchange losses of (pound)48 million incurred in the three-month period ended March 31, 2003 compared with foreign exchange gains, net, of (pound)21 million recorded in the three-month period ended March 31.

           Interest income was (pound)6 million for the three-month period ended March 31, 2003 compared with (pound)0 million for the three-month period ended March 31, 2002. Interest income was generated from the higher cash balances held by us during the three-month period ended March 31, 2003 as a result of drawing down under our existing Senior Secured Facility (the `Existing Facility') in advance of funding requirements.

           Interest expense increased by (pound)4 million or 3.3% from (pound)121 million for the three-month period ended March 31, 2002 to (pound)125 million for the three-month period ended March 31, 2003. This increase was primarily as a result of the additional interest expense incurred under our bank facilities with respect to additional borrowing to fund the continued roll-out of digital television and broadband internet products and general working capital and drawdowns under our Existing Facility in advance of funding requirements.

           In the three-month period ended March 31, 2002, the Group determined that it was probable that forecasted future prepayments of principal against outstanding US dollar-denominated debt would not occur. Accordingly, the cumulative adjustment in Other Comprehensive Income (`OCI') of (pound)53 million resulting from marking to market the derivative instruments was reclassified from OCI to foreign exchange gains in the Statement of Operations. Subsequent adjustments of the carrying value of these instruments to fair value are taken directly to the Statement of Operations as incurred.

           Foreign exchange gains, net, totaled (pound)21 million in the three-month period ended March 31, 2002. These gains were primarily the result of the release of (pound)53 million from OCI, as described above, together with the result of the US dollar significantly weakening against the pound sterling during that period. Following the termination of all of our derivative arrangements (see `Liquidity and Capital Resources' below), we now have increased our foreign exchange risk and our unhedged dollar-denominated liabilities are translated at period-end exchange rates contributing to higher foreign exchange gains or losses as the US dollar fluctuates against the pound sterling. We will continue to monitor this risk until the Financial Restructuring is complete, when it is anticipated that the US dollar-denominated debt instruments will be swapped for equity and the foreign exchange risk is minimised. In the three-month period ended March 31, 2003, we incurred foreign exchange losses, net, totalling (pound)48 million as we re-translated our US dollar-denominated debt at period-end exchange rates.

           Our share of net profits of our affiliated companies was (pound)2 million for the three-month period ended March 31, 2003 compared with (pound)4 million for the three-month period ended March 31, 2002. Our principal affiliated companies as at March 31, 2003 included UK Gold Holdings Limited, UK Channel Management Limited and Front Row Television Limited.

           Other profits/losses, net, amounted to a net loss of (pound)1 million for the three-month period ended March 31, 2003 compared with (pound)0 million for the three-month period ended March 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

           On September 30, 2002 we announced that we had reached a non-binding preliminary agreement relating to a restructuring of our balance sheet with an ad hoc committee of our bondholders (the `Bondholder Committee'). That agreement provided for the cancellation of all outstanding notes and debentures (the `Notes') (approximately (pound)3.5 billion) and certain other unsecured foreign exchange hedge contracts (the `Hedge Contracts') (approximately (pound)33 million) in exchange for new ordinary shares (the `New Shares') representing 97% of our issued share capital immediately after the Financial Restructuring. Under


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US GAAP ANALYSIS OF FINANCIAL CONDITION AND RESULTS
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that agreement our current ordinary shareholders would have received the remaining 3% of our issued ordinary share capital. On June 9, 2003, we announced that we had been notified by the Bondholder Committee that, in order to obtain the support of certain of the Company's bondholders, the Bondholder Committee had requested certain changes to the economic and other terms of the preliminary agreement relating to the Financial Restructuring. On July 28, 2003, we announced that we expect the final terms of the Financial Restructuring to provide that ordinary shareholders will receive 1.5% of the issued share capital immediately following the restructuring. (For further disclosure relating to the restructuring and continuing discussions, see `Financial Restructuring').

           Notwithstanding the expected completion of the restructuring, over the next twelve months, the margin of our available financing over requirements is not large and consistent delivery of budget and the Group's long range plan is necessary to ensure compliance with the terms of the financial covenants of the Existing Facility relating to our financial and operational performance. We anticipate that in order to obtain the required approval of our Senior Lenders to any final restructuring agreement, we will be required to amend these covenants and/or agree to additional covenants by entering into an amended and restated Senior Secured Facility (the `Amended Facility'). We expect that any amended or additional covenants will continue to require our consistent delivery of budget and long range plan. Prior to reaching final agreement with the Senior Lenders as to the Amended Facility, we will not be able to access further funding from the Senior Lenders. We had (pound)390 million of available cash as at March 31, 2003, but there are significant restrictions imposed by our Senior Lenders on the use of a substantial portion of our cash balances.

           Since our initial public offering in 1994, we have financed the capital costs of our network construction, our operations and our investments in General Cable PLC (`General Cable'), Birmingham Cable Corporation Limited (`Birmingham Cable'), Cable London PLC (`Cable London'), Flextech, Eurobell and in affiliated companies, primarily from:

     o the proceeds of the initial public offering of our ordinary shares ((pound)414 million, net of fees);

     o the issuance in September 1998 of ordinary shares as partial funding for the General Cable merger ((pound)241 million);

     o the issuance in November 1999 of ordinary shares under a rights issue to fund the Cable London acquisition ((pound)416 million);

     o the issuance to Deutsche Telekom (`DT') in November 2000, January 2001 and May 2001, respectively, of an aggregate of (pound)254 million Accreting Convertible Notes due 2003 as consideration for its 100% interest in Eurobell;

     o the issuance in October 1995 of $300 million principal amount of Senior Debentures due 2006 and $1,537 million principal amount at maturity of Senior Discount Debentures due 2007;

     o the issuance in November 1998 of $350 million principal amount of Senior Notes due 2008;

     o the issuance in February 1999 of(pound)300 million principal amount of Senior Convertible Notes due 2007;

     o the issuance in April 1999 of (pound)325 million principal amount at maturity and $500 million principal amount at maturity of Senior Discount Notes due 2009;

     o the issuance in January 2000 of $450 million principal amount at maturity of Senior Discount Notes due 2010 and(pound)180 million principal amount and $350 million principal amount of Senior Notes due 2010;

     o the issuance in July 2000 of $500 million Senior Convertible Notes due 2005;

     o the sale during 2002 of our investments in subsidiary companies, The Way Ahead Group and Maidstone Studios, and in affiliated companies TV Travel Group and SMG, which realized (pound)14 million and (pound)59 million, respectively;

     o the termination, in 2002, of foreign exchange derivative contracts realizing(pound)76 million in aggregate;


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US GAAP ANALYSIS OF FINANCIAL CONDITION AND RESULTS
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     o    borrowings under the Existing Facility and Institutional Tranche (as described below), (an aggregate of (pound)2,000 million outstanding at March 31, 2003); and

     o    cash from operations.

           Where appropriate, we have also used leasing and vendor financing. At March 31, 2003, obligations under these financing arrangements amounted to (pound)207 million in respect of finance leasing to fund the purchase of certain equipment. Until we have reached final agreement with our bank lenders concerning the Amended Facility and completed our restructuring, we will be limited in our ability to incur further leasing and vendor financing.

           We face the following significant risks and uncertainties relating to liquidity and capital resources:

     o    the ability to successfully complete our balance sheet restructuring;

     o successful execution of our long range business plan, which in turn will affect our ability to raise further finance under the Existing or Amended Facility, as applicable; and

     o the ability to meet financial covenants necessary to secure further finance under the Existing or Amended Facility, as applicable, or to otherwise raise the finance necessary to fund our operations.

           For the three-month period ended March 31, 2003, we had a net cash inflow from operating activities of (pound)74 million compared with a net outflow of (pound)2 million for the three-month period ended March 31, 2002, principally due to our better operating results and management of working capital together with the deferred payment of bond interest in advance of our proposed Financial Restructuring.

           We incurred a net cash outflow from investing activities of (pound)61 million for the three-month period ended March 31, 2003 compared with (pound)115 million for the three-month period ended March 31, 2002, a decrease of (pound)54 million or 47.0%. Capital expenditure accounted for (pound)67 million of the net total in 2003 compared with (pound)110 million in 2002 (see `Property and equipment' below) which was offset in part by the proceeds of repayments of loans to affiliated companies.

           Net cash used in financing activities totaled (pound)13 million for the three-month period ended March 31, 2003, constituting solely the capital element of finance lease payments, compared with net cash provided by financing activities of (pound)194 million for the three-month period ended March 31, 2002. For the three-month period ended March 31, 2002, net cash provided by financing activities consisted primarily of (pound)130 million in drawdowns from our Existing Facility and (pound)74 million realized on termination of certain US dollar/pound sterling exchange rate hedging arrangements.

           We anticipate that our principal uses of cash in the future will be to fund our operations (including operating losses), capital expenditure and to service debt. Although we expect to continue to incur operating losses over the short to medium term, we anticipate that they will reduce as we continue to realize the benefits of our roll-out of digital television and broadband internet services which we anticipate will continue to increase `triple play' penetration, increase revenue per customer in our residential and business markets, achieve the cost-efficiencies of delivering these services over our owned broadband network and benefit from the significant headcount reduction in 2002. Notwithstanding that we expect our capital expenditure requirements to continue to decrease in 2003, we also expect to continue to have significant capital needs in the future. With the majority of our network construction complete and substantially all network upgrades necessary for delivery of telephony and digital services complete, we anticipate that our capital expenditure will be largely driven by the costs associated with the connection of new subscribers (which will vary depending upon the take-up of our services) and of the replacement of network assets at the end of their useful lives.

           We anticipate that our principal sources of funds in the future will be proceeds from bank facilities, additional vendor financing, if available, possible strategic sales of assets, cash in hand and cash flow from operating activities. Our future actual funding requirements could exceed currently anticipated requirements. Differences may result from higher-than-anticipated costs or capital expenditure and/or lower than anticipated revenues. Our actual costs, capital expenditure and revenues will depend on many factors, including, inter alia, consumer demand for voice, video, data and internet services, the impact on our business of new and emerging technologies, the extent to which consumer preference develops for cable television over other methods of providing in-home entertainment, the development of the interactive e-commerce

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US GAAP ANALYSIS OF FINANCIAL CONDITION AND RESULTS
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market, consumer acceptance of cable telephony as a viable alternative to BT's telephony services, and the continued downward pressure on telephony margins.

           As of March 31, 2003, we had cash balances of (pound)390 million (excluding (pound)12 million that is restricted as to use to providing security for leasing obligations). However, we are currently unable to access further funding until such time as the Amended Facility is agreed with the Senior Lenders and there are significant restrictions imposed by our Senior Lenders on the use of a substantial portion of our cash balances. Our cash balances have remained constant during the three-month period ended March 31, 2003 as a result of net cash provided by operating facilities equalling net cash used in investing and financing activities.

           Following the Flextech merger in April 2000, we had two separate facilities:

     o    we were a party to a(pound)1.5 billion senior secured facility; and

     o Flextech and its subsidiaries were party to a(pound)200 million senior secured credit facility

           On March 16, 2001, we entered into the Existing Facility with a syndicate of banks for (pound)2.25 billion. The terms of the loan agreement governing the Existing Facility allowed us to raise (pound)250 million from institutional investors (the `Institutional Tranche') and raise a further (pound)500 million of leasing and vendor financing. The first drawdown under this new facility was used to repay our old senior secured credit facility and the Flextech facility, noted above. On October 17, 2001, GE Capital Structured Finance Group Limited, an affiliate of GE Capital, lent us (pound)125 million as part of the (pound)250 million Institutional Tranche. Additionally, on March 12, 2002, we announced that we had secured a further (pound)20 million of institutional funding from Newcourt Capital (UK) Ltd., a subsidiary of CIT Group Inc. As at March 31, 2003, (pound)207 million of leasing and (pound)0 of vendor financing were outstanding.

           As part of the negotiations with our Senior Lenders in respect of a restructuring, on August 21, 2002, September 27, 2002, February 26, 2003 and May 29, 2003, the Company and its Senior Lenders amended certain provisions of the Existing Facility restricting the level of our permitted borrowings, investments, encumbrances and disposals. On January 15, 2003 we announced that we had reached a non-binding agreement with respect to the terms of the Amended Facility with both the steering committee of our Senior Lenders and the Bondholder Committee. In addition, we announced that as at that date, the terms of the Amended Facility had received credit committee approval, subject to documentation and certain other issues, from all of our Senior Lenders, save for those banks which are also creditors by virtue of the settlement of the Hedge Contracts. The Amended Facility will replace our Existing Facility and is, as noted above, conditional on various matters, including the satisfactory finalization of arrangements for dealing with the Hedge Contracts and the completion of our Financial Restructuring. The Amended Facility will provide us with substantial liquidity which is expected to be sufficient to meet our funding needs after completion of the Financial Restructuring.

           Until a final agreement is reached with our Senior Lenders, we continue to operate under the Existing Facility, as amended on August 21, 2002 September 27, 2002, February 26, 2003 and May 29, 2003. Borrowings under the Existing Facility are secured on our assets, including partnership interests and shares of subsidiaries, and, except for the Institutional Tranche, bear interest at between 0.5% and 2.25% above LIBOR (depending on the ratio of borrowings to quarterly annualized consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR. The terms of the facility restrict transfers or disposals of assets from certain subsidiary companies. These restrictions relate to the type and value of the consideration that can be accepted. Currently our ability to borrow under the Existing Facility is restricted by amendments agreed with our Senior Lenders on August 21 and September 27, 2002 referred to above. When a final agreement is reached with our Senior Lenders, our ability to borrow under the Amended Facility will be subject to, among other things, our compliance with the financial and other covenants set forth in the loan agreement governing that facility and failure to comply with those covenants could result in all amounts outstanding thereunder becoming immediately due and payable. We anticipate that a final agreement with our Senior Lenders will include amendments to existing covenants and/or the addition of new covenants relating to our financial and operational performance.

           As anticipated, the decision to defer payment of interest under certain of our Notes and amounts due as a result of the settlement of the Hedge Contracts has resulted in defaults under the Existing Facility. A default under the Existing Facility generally allows a group of our Senior Lenders, representing not less than two thirds in value of amounts borrowed under that facility, to declare all amounts owed to be immediately payable and/or to restrict our ability to access our otherwise available cash. Given progress

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US GAAP ANALYSIS OF FINANCIAL CONDITION AND RESULTS
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reached to date in respect of amending our Existing Facility as part of a restructuring agreement, we do not expect our Senior Lenders to demand repayment on account of any default under the Existing Facility, including a default that arose as a result of a breach of certain financial covenants under the Existing Facility (as discussed below). There can be no assurance, however, that our Senior Lenders will not demand repayment of all amounts outstanding under the Existing Facility based on a now existing or future default.

           We regularly monitor our ongoing ability to draw down under our bank facilities, which is dependent on satisfying the financial covenants contained in the loan agreement governing those facilities (see below for a discussion of our failure to meet two such covenants in the Existing Facility for each of the three-month periods ended December 31, 2002 and March 31, 2003). We expect that when agreed the Amended Facility will include covenants, compliance with which will require us to improve business performance and profitability. Our new long range business plan anticipates that we will be able to grow at a rate which will allow us to meet these covenants. However, this long range plan includes forecast information, the principal assumptions of which are clearly subject to a degree of risk, in particular our ability to increase revenues in accordance with our plans. If we were unable to remain compliant with our covenants (or to meet our debt service obligations), we could attempt to further restructure or refinance some or all of our existing indebtedness or to seek additional funding. We cannot assure you, however, that we would be able to do so on satisfactory terms, if at all.

           On March 14, 2003, we notified our Senior Lenders that, as a result of provisions made for the VAT judgment (see our Form 20-F filed June 30, 2003, Item 5. Operating and Financial Review and Prospects--Operating Results--Results of Operations--Years ended December 31, 2001 and 2002--Revenue) and fees incurred in respect of the Financial Restructuring, and the resulting impact of these provisions on our net operating cash flow, we were in breach of two financial covenants under the Existing Facility in respect of the three-months ended December 31, 2002. On May 16, 2003, we further notified the Senior Lenders that we were in breach of financial covenants for the three-months ended March 31, 2003 due to continuing fees incurred in respect of the Financial Restructuring and the tightening of covenants. The breach of these financial covenants constituted a default under the Existing Facility. For the reasons noted above, we do not expect our Senior Lenders to demand repayment of the Existing Facility as a result of these defaults.

           We believe we have adequate resources to continue in operational existence for a period of at least 12 months from July 31, 2003, the date of issuance of our Interim Report for 2003. This belief assumes the successful conclusion of the Financial Restructuring (and any required amendments to the Existing Facility).

           CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

           Our contractual obligations and commercial commitments as at March 31, 2003 are summarized in the table below.

------------------------------------------------------------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS
------------------------------------------------------------------------------------------------------------------------------------
                             PAYMENTS DUE BY PERIOD
                                                   TOTAL       LESS THAN 1       1-3 YEARS        4-5 YEARS        AFTER 5 YEARS
                                                   -----          YEAR           ---------        ---------        -------------
                                                                  ----
                                                  (POUND)M      (POUND)M          (POUND)M          (POUND)M         (POUND)M
---------------------------------------------- --------------- ----------------- ---------------- ---------------- ----------------
Long-term debt................................        5,508           4,685                  8                -             815
Capital lease obligations.....................          191              76                 69               31              15
Operating leases..............................          155              15                 28               24              88
Unconditional purchase obligations............          876             876                  -                -               -
Other long-term obligations...................            -               -                  -                -               -
---------------------------------------------- --------------- ----------------- ---------------- ---------------- ----------------
Total contractual obligations.................        6,730           5,652                105               55             918
============================================== =============== ================= ================ ================ ================


           The following table includes information about our commercial commitments as of March 31, 2003. Commercial commitments are items that we could be obligated to pay in the future. They are not required to be included in the balance sheet.

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

------------------------------------------------------------------------------------------------------------------------------------
OTHER COMMERCIAL COMMITMENTS
------------------------------------------------------------------------------------------------------------------------------------
                                                    AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                                                    ------------------------------------------

                                                TOTAL AMOUNTS      LESS THAN 1       1-3 YEARS        4-5 YEARS      AFTER 5 YEARS
                                                 COMMITTED            YEAR           ---------        ---------      -------------
                                                 ---------            -----

                                                (POUND)M           (POUND)M         (POUND)M          (POUND)M         (POUND)M
-------------------------------------------- -------------------- --------------- ---------------- ---------------- ----------------
Guarantees.................................            20                  8                -              12                 -
============================================ ==================== =============== ================ ================ ================


           We have no other contractual or commercial commitments.

           PROPERTY AND EQUIPMENT

           Additions to property and equipment in the three-month period ended March 31, 2003 totaled (pound)65 million, a decrease of (pound)59 million or 47.6% from (pound)124 million for the three-month period ended March 31, 2002. Our capital expenditure has primarily funded the construction of local distribution networks and our National Network, capital costs of installing customers, and enhancements to our network for new product offerings. The additions in the three-month period ended March 31, 2003 were principally a result of network upgrades and new subscriber installations in connection with our roll-out of digital television and broadband internet services.

           We have substantially completed all network upgrades necessary for delivery of our digital television and broadband internet services. Consequently, we anticipate that capital expenditures associated with our services will be largely driven by the connection of new subscribers (which will depend on the take-up of our services) and of the replacement of network assets at the end of their useful lives. In 2003, management will continue to focus on reducing capital expenditure.

           Included in the table of contractual obligations shown above is a total of (pound)13 million relating to capital expenditure authorized by us for which no provision has been made in the consolidated financial statements. This amount includes subscriber installations (e.g., set-top boxes) for customer growth, network enhancements and computer projects necessary for the maintenance of the infrastructure of our business. In addition, and also included in the table, we have contracted to buy (pound)21 million of programming rights for which the license period has not yet started. These commitments will be funded when required from operating cash flow and available bank facilities. Both of these amounts are shown as being payable in less than 1 year.

FINANCIAL RESTRUCTURING

             On September 30, 2002 we announced that we had reached a non-binding preliminary agreement relating to a restructuring of our balance sheet with an ad hoc committee of our bondholders (the `Bondholder Committee'). That agreement provided for the cancellation of all outstanding notes and debentures (the `Notes') (approximately (pound)3.5 billion) and certain other unsecured foreign exchange hedge contracts (the `Hedge Contracts') (approximately (pound)33 million) in exchange for new ordinary shares (the `New Shares') representing 97% of our issued share capital immediately after the Financial Restructuring. Under that agreement our current ordinary shareholders would have received the remaining 3% of our issued ordinary share capital.

             We also announced on September 30, 2002 that we were deferring payment of interest under certain of our Notes and the amounts due as a result of the settlement of the Hedge Contracts. Such non-payment continues and has resulted in defaults under our Existing Facility and a number of other financing arrangements. Based on one such default, in respect of non-payment of approximately (pound)10.5 million to a Hedge Contract counter-party, that counter-party has filed a petition with a UK Court to wind us up. We intend to deal with this claim as part of the overall restructuring of our unsecured debt obligations and do not believe that the legal action will significantly delay or impede the Financial Restructuring process. We expect to meet our obligations to our suppliers and trade creditors and this legal action is expected to have no impact on customer service.

             On January 15, 2003, we announced that we had reached a non-binding agreement with respect to the terms of amended and restated credit facilities with both the steering committee of our Senior Lenders and the Bondholder Committee. In addition, the terms of these facilities had received credit committee approval, subject to documentation and certain other issues, from all of our Senior Lenders, save for those banks which are also creditors by virtue of the unsecured Hedge Contracts with which we will deal in the overall Financial Restructuring. These amended facilities will replace the Existing Facility and are, as noted above, conditional on various matters, including the satisfactory finalization of arrangements for dealing with foreign exchange

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creditors and the completion of our balance sheet restructuring. These amended credit facilities will provide us with substantial liquidity, which is expected to be sufficient to see us through to cash flow positive after completion of the Financial Restructuring.

           On March 14, 2003, we notified the Senior Lenders that, as a result of two non-recurring items, the VAT decision (see our 20-F, Item 5. Operating and Financial Review and Prospects -- Operating Results -- Results of Operations --Years ended December 31, 2001 and 2002 -- Revenue) and legal and professional costs associated with the Financial Restructuring, and their impact on our net operating cash flow, we would breach certain financial covenants under our bank facility in respect of the quarter ended December 31, 2002. On May 16, 2003, we further notified the Senior Lenders that we were in breach of the financial covenants for the quarter ended March 31, 2003 due to continuing fees paid in connection with the Financial Restructuring and the tightening of covenants.

          On June 9, 2003, we announced that we had been notified by the Bondholder Committee that, in order to obtain the support of certain of our bondholders, the Bondholder Committee had requested certain changes to the economic and other terms of the preliminary non-binding agreement relating to our Financial Restructuring with the Bondholder Committee, as announced on September 30, 2002,

          On June 17, 2003, representatives of the Bondholder Committee provided us with a new proposal for the terms of the Financial Restructuring.

          On July 28, 2003, we announced that we expected the final terms of the Financial Restructuring to provide that ordinary shareholders will receive 1.5% of the issued share capital immediately following the Financial Restructuring.

          We continue to engage in negotiations with our bondholders, Senior Lenders and certain other major stakeholders and the directors believe that a final agreement will be achieved in due course.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

           MARKET RISK

           The principal market risks to which we were exposed during the three-month period ended March 31, 2003 were:

       o   interest rate changes on variable-rate, long-term bank debt; and

       o foreign exchange rate changes, generating translation and transaction gains and losses on our US dollar-denominated debt instruments.

           From time to time we may use derivative financial instruments solely to reduce our exposure to these market risks and we do not enter into these instruments for trading or speculative purposes.

           Notwithstanding that we intend to cancel all of our outstanding bonds upon completion of the Financial Restructuring, until and unless that restructuring occurs, we will be exposed to foreign exchange fluctuations in respect of the principal and interest on bonds no longer hedged. We have also increased our exposure to variable interest rates, as we have not renewed a significant number of the hedges that have expired in connection with the Existing Facility.

           INTEREST RATE RISK

           Our outstanding long-term bank debt is denominated in pounds sterling and bears interest at variable rates. We seek to reduce our exposure to adverse interest rate fluctuations on borrowings under current senior bank facilities principally through interest rate swaps. Our interest rate swaps provide for payments by us at a fixed rate of interest (ranging from 5.475% to 7.355%) and the receipt of payments based on a variable rate of interest. The swaps have maturities ranging from December 31, 2003 to March 31, 2005. The aggregate amount outstanding under the senior bank facilities at March 31, 2003 was (pound)1.6 billion (being approximately (pound)2.0 billion of drawdowns less approximately (pound)400 million cash balances) and the aggregate notional principal amount of the hedging arrangements was (pound)900 million, leaving an unhedged amount of (pound)1.1 billion at March 31, 2003.

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TELEWEST COMMUNICATIONS PLC
US GAAP ANALYSIS OF FINANCIAL CONDITION AND RESULTS
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           FOREIGN CURRENCY EXCHANGE RISK

           We hold derivative financial instruments solely to hedge specific risks and did not hold such instruments for trading purposes. The derivatives are held to hedge against the variability in cash flows arising from the effect of fluctuations in the pound sterling/US dollar exchange rate on our future interest payments and principal payments under our US dollar-denominated debt. We use forward foreign currency contracts or cross currency swaps to fix the pound sterling amount of future US dollar cash outflows for interest payments and principal repayments up to their first call dates or other such dates where we could, at our option, redeem the instruments before maturity.

           Our results may be materially influenced by future exchange rate movements now that we have largely discontinued the use of hedge accounting, since such derivative financial instruments would be considered speculative for accounting purposes and would be marked to their market value with changes being included immediately in earnings, whereas the underlying liabilities would be re-translated at the spot rate of exchange. Cancellation or redemption of the derivative financial instruments has increased our exposure to foreign currency exchange rate risk on our US dollar-denominated debt.

           In the three-month period ended September 30, 2002, we terminated all of our then remaining hedging arrangements with a nominal value of $2.3 billion (approximately (pound)1.5 billion). Contracts with a nominal value of $1 billion were settled in cash resulting in an outflow of (pound)28 million. The remaining contracts have a nominal value of $1.3 billion and have yet to be settled for a total cost of (pound)33 million of which (pound)19 million was due on October 1, 2002. Our Board of Directors has decided to defer such payment and is considering the payment in the context of our Financial Restructuring.

           QUANTITATIVE DISCLOSURE OF MARKET RISK

           The analysis below presents the sensitivity of the market value, or fair value, of our financial instruments to selected changes in market rates and prices. The changes chosen represent our view of changes that are reasonably possible over a one-year period. The estimated fair value of the hedging instruments identified below are based on quotations received from independent, third-party financial institutions and represent the net amount receivable or payable to terminate the position, taking into consideration market rates as of the measuring date and counterparty credit risk. The estimated fair value of the US dollar-denominated fixed-rate long-term debt is also based on market quotations obtained from independent third-party financial institutions.

           The hypothetical changes in fair value of hedging instruments are estimated, based on the same methodology used by the third-party financial institutions to calculate the fair value of the original instruments, keeping all variables constant except that the relevant interest rate or exchange rate, as the case may be, has been adjusted to reflect the hypothetical change. Fair value estimates by their nature are subjective and involve uncertainties and matters of significant judgment and therefore cannot be determined precisely. Fair value of debt is the market value of bonds and bank debt, which can change according to market conditions and company specific performance.

           The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected results due to developments in the global financial markets which may cause fluctuations in interest rates and exchange rates to affect fair values in a manner that varies from the hypothetical amounts disclosed in the table below, which therefore should not be considered a projection of likely future events and losses. The sensitivity analysis is for information purposes only. In practice, market rates rarely change in isolation.

           INTEREST RATE RISK

           The sensitivity analysis below presents the hypothetical change in fair value based on an immediate one-percentage point (100 basis points) increase in interest rates across all maturities:


------------------------------------------------------------------------------------------------------------------------------
                                                                    MARCH 31, 2003                    MARCH 31, 2002
                                                                    --------------                    --------------
------------------------------------------------------------------------------------------------------------------------------
                                                                  FAIR VALUE     HYPOTHETICAL       FAIR VALUE    HYPOTHETICAL
                                                                  ----------      CHANGE IN         ----------    CHANGE IN
                                                                                 FAIR VALUE                       FAIR VALUE
                                                                                 ----------                       ----------
                                                                    (POUND)M      (POUND)M            (POUND)M     (POUND)M
------------------------------------------------------------------------------------------------------------------------------
Interest rate swaps............................................         (34)          9                 (22)            15
Fixed rate debt................................................        (712)        (16)             (1,880)           (61)
------------------------------------------------------------------------------------------------------------------------------


           Based on our variable rate debt outstanding at March 31, 2002 after taking into account our derivative instruments, we estimate that a one-percentage point change in interest rates would have an approximately (pound)11 million impact on our annual net interest expense.


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           FOREIGN CURRENCY EXCHANGE RATE RISK

           The sensitivity analysis below presents the hypothetical change in fair value based on an immediate 10% decrease in the US dollar to pound sterling exchange rate.


------------------------------------------------------------------------------------------------------------------------------------
                                                                           MARCH 31, 2003                    MARCH 31, 2002
                                                                           --------------                    --------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                         FAIR VALUE     HYPOTHETICAL       FAIR VALUE  HYPOTHETICAL
                                                                                           CHANGE IN                      CHANGE IN
                                                                                         FAIR VALUE                     FAIR VALUE
                                                                                         -----------                    ----------
                                                                          (POUND)M         (POUND)M         (POUND)M      (POUND)M
------------------------------------------------------------------------------------------------------------------------------------
US dollar-denominated long-term debt..............................         (514)             (57)          (1,282)         (142)

Foreign currency swap..............................................       No longer        No longer           18            22
                                                                         applicable       applicable

Foreign exchange forward contracts................................          (33)           No longer           78           117
                                                                                          applicable
------------------------------------------------------------------------------------------------------------------------------------


           The hypothetical change in fair value for the US dollar-denominated long-term debt is calculated by re-translating to pounds sterling the dollar-denominated long-term debt at a rate 10% below the US dollar/pound sterling exchange rate prevailing at the relevant period end.

           The fair value of the foreign exchange forward contracts of (pound)33 million represents the settlement cost of the contracts unwound but not yet paid. This is a fixed cost and will not vary with movements in exchange rates.


RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED

           SFAS 149 AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

           In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends SFAS 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative.

           SFAS 149 has multiple effective date provisions depending on the nature of the amendment to SFAS 133, and we are currently considering its potential effect on our financial statements.

           SFAS 150 ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY

           In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

           SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003. For unmodified financial instruments existing at May 31, 2003, SFAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect the new standard to have a significant effect on our financial statements.


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SIGNIFICANT SHAREHOLDINGS

           Historically our principal shareholders have been Liberty Media and MediaOne Group Inc. (`MediaOne'). On July 7, 2000 MediaOne consummated an agreement with certain subsidiaries of Microsoft Corporation (`Microsoft') whereby Microsoft acquired the majority of MediaOne's interests in us. In September 2002, MediaOne disposed of its entire shareholding. From May 3, 2001 through March 31, 2003 the shareholdings of Liberty Media and Microsoft were approximately 25.2% and 23.6%, respectively. In May 2003, Microsoft sold its entire holding to a subsidiary of IDT Corporation, resulting in IDT Corporation beneficially owning approximately 23.6% of our shares. Microsoft's right to appoint members to our board of directors was not transferable and terminated as a result of Microsoft's sale.





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                                    * * * * *



 SAFE HARBOR STATEMENT UNDER THE US PRIVATE SECURITIES LITIGATION REFORM ACT
                                    OF 1995

             The discussion above includes certain statements that are, or may be deemed to be, forward-looking statements within the meaning of the US securities laws. These forward-looking statements relate to, among other things, our anticipated cost savings, revenue growth, operating efficiencies, future liquidity, introduction of services and our plans and objectives. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future.

            There are a number of important factors that could cause our actual results and future development to differ materially from those expressed or implied by those forward-looking statements, including, but not limited to:

     o our ability to reach final agreement with our Senior Lenders on the terms of the Amended Facility (as described under Liquidity and Capital Resources above);

     o our ability to successfully conclude the Financial Restructuring (as described above) of our balance sheet;

     o the extent to which consumer demand for voice, video, data and internet services increases;

     o the extent to which we are able to compete with other providers of broadband internet services, including British Telecommunications plc (`BT');

     o the extent to which Small-to-Medium-sized Enterprises (`SMEs') accept cable telephony services as an alternative to those of competing service providers such as BT;

     o the extent to which we are able to adapt to, and compete with, new and emerging technologies including Asynchronous Digital Subscriber Line technology (`ADSL') and 3rd generation mobile telephony technology;

     o the extent to which consumer preference develops for cable television over other methods of providing in-home entertainment;

     o the extent to which consumer preference develops for purchasing goods and services on the internet and/or using interactive television over other methods of purchasing such goods and services;

     o the extent to which consumers accept cable telephony as a viable alternative to telephony services provided by BT;

     o the extent to which we are successfully able to compete with mobile network operators;

     o the extent to which regulatory and competitive pressures in the UK telephony market continue to reduce prices;

     o our ability to develop and introduce attractive interactive and high speed data services in a rapidly changing and highly competitive business environment;

     o our ability to penetrate markets and respond to changes or increases in competition;

     o    our ability to compete with other internet service providers (`ISPs');

     o our ability to compete against digital television service providers, including British Sky Broadcasting Group plc (`BSkyB') and Freeview, by increasing our digital services customer base, and the impact of our aggressive digital services marketing campaign on our results of operations and liquidity;

     o our ability to have an impact on, or respond to, new or changed government regulation;


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     o    our ability to manage growth and expansion;

     o our ability to improve operating efficiencies, including through cost reductions;

     o our ability to maintain and upgrade our network in a cost-efficient and timely manner without losing key personnel to the detriment of operational performance;

     o adverse changes in the price or availability of telephony interconnection or cable television programming;

     o    disruptions in supply of programming, services and equipment; and

     o the extent to which consumer preference develops for, or shifts away from, content developed and distributed by Flextech (our Content Division).



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